

Shareholder Advocates for Value Enhancement

USA Technologies, Inc. (NASDAQ: USAT)

www.SAVEUSAT.com

Business Improvement Plan

Moving USAT Forward



Agenda



Shareholder Advocates for Value Enhancement

- SAVE is the largest shareholder of the Company owning approximately 9.8%

- SAVE has a long history with the Company

    – March 2007: SAVE Principal Craig Thomas led a $10mm investment in the company while a portfolio manager at SAC Capital Advisors

    – Oct. 2009: SAVE conducted a proxy contest for a minority slate

    – Feb. 2010 - March 2012: SAVE Nominee Brad Tirpak served on Board

    – April 2012: SAVE nominated seven new directors

- SAVE has nominated seven extremely well-qualified individuals to the Board with experience across vital aspects of the Company's operations

- SAVE is committed to improving USAT for the benefit of **All Shareholders**



USAT Corporate Governance Developments

USAT's own proxy statement identifies these corporate governance developments arising out of prior settlement agreements between SAVE and USAT:

<u>First Settlement Agreement</u>

- "the Company amended certain provisions of its bylaws, and agreed not to repeal such amendments without the approval of at least 66% of the independent directors of the Company and prior to the [2012] Annual Meeting, at least one Board member who was a SAVE nominee." The amendments included:
    - o "increasing the size of the Board from 8 to 9 members"
    - o "de-classifying the Board at the [2012] Annual Meeting"
    - o "scheduling future annual meetings on certain specific dates or within a specified period in June of every year"
- "SAVE was given the right to name a third nominee to the Board if the Company did not achieve certain earnings or network connection targets by December 31, 2010"

<u>Second Settlement Agreement</u>

- "the Company agreed to appoint a new independent director to the Board"
- "the independent members of the Board agreed to select a lead independent director"

<u>Third Settlement Agreement</u>

- "the Company … agreed that, through the [2012] Annual Meeting, it would not, without the approval of [SAVE nominee Bradley] Tirpak, repeal any of the amendments to the bylaws adopted pursuant to the First Settlement Agreement"

AFTER THE 2012 ANNUAL MEETING, USAT'S BOARD HAS THE ABILITY TO AMEND THE BYLAWS WITHOUT SAVE'S PRIOR APPROVAL



USAT Litigation Tactics

- Shortly after SAVE nominated its candidates for election to the Board, USAT filed a lawsuit against SAVE claiming SAVE violated a non-disparagement provision in a prior settlement agreement

- Until this case is finally resolved, the preliminary injunction obtained by USAT prevents SAVE from discussing its views with shareholders concerning the Company's financial, operational and share price performance prior to May 19, 2011

- **Even the truth may be "disparaging"** — the "disparaging" statements that SAVE has been prevented from disclosing to shareholders include factual information obtained directly from USAT's own public filings with the SEC

- The Board is spending shareholders' money to prevent shareholders from hearing a full discussion of their Company's performance (USAT's complaint listed seven lawyers from two large law firms)

- SAVE believes this unnecessary lawsuit epitomizes the lack of transparency and accountability of USAT's Board

SAVE ENCOURAGES ALL SHAREHOLDERS TO REVIEW CAREFULLY THE COMPANY'S LONG-TERM OPERATIONAL, FINANCIAL AND SHARE PRICE PERFORMANCE



USAT vs. Reality

What USAT Says:

- ❑ New CEO is "executing on a turnaround"

- ❑ Lawyer not on slate and five new independents in last six months

- ❑ Hardware doesn't matter - the Company is a service company with nearly 80% of revenues coming from ePort Connect® service

- ❑ JumpStart works, added many connections in FY 2012

- ❑ Technology leader

- ❑ Sound strategic plan, "the plan is working"

- ❑ "We expect USAT will achieve quarterly net income for the quarter ending December 31, 2012."

What SAVE Believes is Reality:

- ❑ Management forecasts are not credible

- ❑ SAVE nominated seven independents and has significant shareholder stake

- ❑ It is the hardware that enables the Company to provide the services; hardware must provide for the acceptance of additional payment

- ❑ JumpStart model doesn't work, hardware can be made cheaper, connections in FY 2012 have not created value

- ❑ Technology dated

- ❑ Strategic plan isn't working and company is losing relevancy

- ❑ Multiple conflicting messages from management in FY 2012



A New Direction is Needed

Stock Performance

- USAT's stock price declined by more than 57% between May 31, 2011 and March 9, 2012, from $2.30 to $0.97

Operating Performance

- USAT continues to burn through precious cash. In the first nine months of fiscal 2012, USAT has depleted the cash on its balance sheet by more than 50%, from approximately $13.0 million to approximately $6.2 million

- We do not believe USAT's JumpStart Program is supported by a sound business plan. **The JumpStart Program provides hardware at no upfront cost,** does not require customers to make a long-term commitment and in our view, does not provide an adequate return on investment in its current form.

- No significant new products have been delivered recently and competitive pressures are growing

Potential Harmful Dilution

- SAVE believes cash burn may lead to dilution of existing shareholders

Guidance

- SAVE urges shareholders to review past predictions made by the Company in FY 2012

Governance Issues

- Board increased their compensation by 35% in June 2011 (SAVE nominee Tirpak was the only director who later waived this raise)

- USAT's nominees own less than 3% of the Company's outstanding shares (SAVE owns approximately 9.8%)

- Douglas Lurio, outside Corporate Counsel, sits on the Board, which we believe is a conflict of interest

- Committee overlap

Competitive Industry Dynamics

- Upstarts with less capital applying competitive pressure



Shareholders Choosing a "New Majority"

- Company has nominated 5 new directors not previously voted on by shareholders

- SAVE has nominated 7 new directors

- In either case, shareholders are electing a new majority

- SAVE believes that the new majority should be the most qualified



Stock Performance

June 30, 2011
USAT Board votes
themselves a 35% raise

October 14, 2011
Former CEO resigns over Yahoo!
postings; USAT agrees to pay him
over $500,000 severance

March 9, 2012
SAVE commences
recent purchase of
USAT shares

April 13, 2012
SAVE nominates 7
new directors

May 2, 2012
USAT reports results for
Q3 of fiscal 2012

NASDAQ Composite

USAT

© 2012 Yahoo! Inc.

2011   Jul   Aug   Sep   Oct   Nov   Dec   2012   Feb   Mar   Apr   May   Jun

10%   0%   -10%   -20%   -30%   -40%   -50%

Between May 31, 2011 and the last trading day before SAVE started buying shares on March 9, 2012, <u>USAT Stock was down over 57%.</u>

USAT's stock closed at $2.30 on May 31, 2011 and $0.97 on March 9, 2012 which was the last trading day before S.A.V.E. Partners IV, LLC commenced its recent purchases of USAT shares.



Net Losses, Operating Losses, Cash Burn in FY 2012

- Net Losses of $2.4 million and operating losses of $4.4 million in the first nine months of fiscal 2012

- USAT continues to burn through precious cash

- **In the first nine months of fiscal 2012, USAT has depleted the cash on its balance sheet by more than 50%,** from approximately $13.0 million of cash and cash equivalents as of June 30, 2011 to approximately $6.2 million of cash and cash equivalents as of March 31, 2012

SAVE URGES SHAREHOLDERS TO REVIEW CAREFULLY THE COMPANY'S LONG-TERM FINANCIAL PERFORMANCE



Increasing Connections Not Building Value

JumpStart:

- Company added 29,000 units in first 3 quarters of FY2012, approximately 16,900 units were JumpStart, stock down over 30% from $2.22 on 6/30/2011 to $1.52 on 5/2/12 (date of 3Q earnings call)

- JumpStart provides customers hardware at no upfront cost

- Cost of hardware = Approximately $194* average for ePort Edge and ePort G-8 devices distributed through JumpStart

- Company does not see hardware costs decreasing significantly --- Earnings Call Feb 8, 2012

- JumpStart rental = Approximately $12-$15 a month (ePort EDGE and ePort G-8) versus $7-$10 for non-JumpStart devices

- Company gross margin per connection per month from network and transaction processing = approximately $5.05 (March 31, 2012 10-Q)

- **JumpStart Economics = Don't work (Economic value not being built)**

Paradigm Shift

Carriers are experimenting with higher smartphone prices. Here's how Vodafone altered its plans for new customers in Spain to do away with its subsidy:

Monthly service charge (over 24 months)

- ■ €60 Old subsidy plan*
- ■ €60 New installment plan**

Device cost (16 GB iPhone 4S)

- ■ €199
- ■ €599

Total user cost

- €1,639
- €2,039

*No longer available

**Device cost can be paid off over 12, 18 or 24 months interest free; plans offer more minutes, texts and data than old subsidy plan.

Source: Vodafone PLC
The Wall Street Journal

IN ITS CURRENT FORM, SAVE BELIEVES JUMPSTART DOES NOT PROVIDE AN ADEQUATE RETURN ON INVESTMENT

* See appendix



Increasing Connections Not Building Value

Enterprise Value per Device Falling



Jun-2011   Sep-2011   Dec-2011   Mar-2012

SAVE BELIEVES AVERAGE COST OF A JUMPSTART DEVICE IS $194 NOT INCLUDING AN ALLOCATION FOR CORPORATE SG&A

Source: USAT public filings
Note: Enterprise value marks the preferred stock at market value



Increasing Connections Not Building Value



Connections Per Customer Falling

SAVE BELIEVES USAT DOESN'T GENERATE SIGNIFICANT REPEAT BUSINESS

Source: USAT public filings



Increasing Connections Not Building Value

Benefits of the JumpStart Program from USA Technologies include:*

- Hardware provided with no upfront capital cost

- NEW! Stand-alone DEX telemetry option available with easy upgrade to cashless

- No purchase, no lease

- No longterm commitment

- Keep the hardware as long as it's in use

- Pay only a monthly service fee

- Return the hardware if you aren't satisfied with the results

What SAVE Believes:

- Hardware subsidies should be accompanied by long-term financial commitments from the customer

- USAT management has gambled almost $3.2 million in 9 months of FY 2012 on customers that can "return the hardware" with "no long term commitment"

- Customers can switch to competitor technology at any time with minimal notice and no termination cost

- An upgrade cycle is inevitable, potentially leading to dilution of existing shareholders

* Source: Company's Website
Note: Per the 10-Q for period ended 3/31/12, "customer agreements are generally cancellable by the customer on thirty to sixty days' notice"



Outdated Commodity Hardware

- SAVE believes current hardware is becoming obsolete and a commodity

- Devices run on 2G network without "pinned debit" capability
  - 2G networks will see reduced coverage soon
  - Fed stated that generally every debit card must have access to two networks, typically one signature debit network and one "pinned debit" network

- USAT's ePort G-8 uses off the shelf **commodity** bezel used by the competition such as Cantaloupe Systems

- Competition has launched 4-in-1 devices (Cash, Coin, Credit, NFC) with improved aesthetics and advanced functionality





USAT's ePort® G8   **The Competition: MEI and VendScreen**



SAVE Believes USAT's Technology is Falling Behind


Serving the Vending, Coffee Service and Foodservice Management Industries

At the vending industry's largest trade show this year, the National Automatic Merchandising Association (NAMA) honored 21 Innovation Award Winners…

21 companies were recognized for innovations including VendScreen, CocaCola, & Crane …

USAT did not place in the top 21 in 2012



NAMA HAS ENDORSED BANK OF AMERICA AS ITS CASHLESS PROVIDER

Source:http://www.vending.org/about/article.php?id=259



SAVE Estimates USAT is Losing Money in Transaction Processing

Background:

- SAVE estimates USAT is losing money in debit card transaction processing based on pre-Durbin Amendment interchange fees

- Durbin Amendment resulted in a significant increase in interchange fees for small ticket debit card transactions

- Company agreement with Visa on reduced interchange fees for debit card transactions expires in 2012

- SAVE believes Company does not take MasterCard debit

- SAVE believes the competition accepts all cards

- SAVE believes USAT lacks management experience in transaction processing as none of USAT's named executive officers has worked at Visa, MasterCard or Core Processors (like Elavon)

Anatomy of a Transaction:





Losses in Transaction Processing: Visa Debit Example

Transaction Processing Revenue Per Vend

USAT Average Transaction is $1.65 (1)
USAT Charges Transaction Fees of 3.00%-5.95%



Transaction Processing Cost Estimate (2)

Example: Visa Debit Card Estimate, Most Common Transaction in Small Ticket Space



USAT IS LIKELY LOSING MONEY ON VISA DEBIT TRANSACTIONS

(1)   From 10-Q quarter ended 3/31/12
(2)   Based on data provided by Visa U.S.A. Inc. and Optimized Payments Consulting



Potential Harmful Dilution

- In the first nine months of fiscal 2012, USAT has depleted the cash on its balance sheet <u>by more than 50%.</u>

- SAVE believes cash burn may lead to dilution of existing shareholders

- SAVE believes lack of management credibility may impact cost of capital

- SAVE urges shareholders to review carefully the Company's public filings with the SEC



Guidance & Past Promises in FY 2012

February 8, 2012 Q2 Conference Call

"We are not at this point prepared to point to a certain quarter and say this is the quarter when we expect to generate positive cash flow"

March 14, 2012 Roth Conference Presentation

"we think we have a solid cash position"

10Q March 31, 2012

Cash is down over 50% in the 2012 FY through March 31

May 31, 2012 Letter to Shareholders

"executing on a turnaround plan"

June 8, 2012 Press Release

"Forecasts Positive Net Income for Quarter Ended December 31, 2012"

IN FOUR MONTHS, USAT HAS GONE FROM NOT BEING ABLE TO PREDICT POSITIVE CASH FLOW, TO A TURNAROUND, AND NOW FORECASTS NET INCOME!



Cash Flow Negative Company Taking on Leverage

- On June 6, 2012, Company announced a commitment letter with Avidbank, an "innovative financial solutions" provider for a secured asset based loan (ABL)

- Details of the financing are sparse, but Company can borrow up to $3mm

- It is unclear to SAVE what collateral will be posted

- For businesses that are cash flow negative like USAT, SAVE believes ABL's are a sign of financial insecurity

- SAVE believes that the Company should be reducing costs before borrowing

- SAVE believes that the Company is potentially putting shareholders at risk by subordinating them to a secured lender

IN THE FIRST NINE MONTHS OF FISCAL 2012, THE COMPANY HAS DEPLETED CASH BY MORE THAN 50% AND NOW PROPOSES TO LEVER THE BUSINESS



George Jensen and Yahoo! Message Boards

- George Jensen resigned as Chairman and CEO in October 2011 after an investigation discovered inappropriate posts on a Yahoo! message board

- The investigation determined that **Mr. Jensen had posted approximately 450 comments on a Yahoo! message board** primarily under the alias 'investor.texas' among others over a period of approximately two months

- SEC is currently conducting an investigation into the message board postings

- Mr. Jensen was still paid over $500,000 in severance

CONCLUSION: THE FORMER CEO'S ACTIVITIES ON AN INTERNET MESSAGE BOARD LED TO AN SEC INVESTIGATION AND OVER $500,000 IN SEVERANCE



Audit and Compensation Committee Overlap

- Sept. 2011: The *Compensation Committee* was composed of Jack Price and Steven Barnhart and the *Audit Committee* was composed of Jack Price, Steven Barnhart and Joel Brooks

- Sept. 27, 2011: Company renewed CEO George Jensen's contract awarding him 150,000 shares; 50,000 vested immediately

- **Oct. 5, 2011: Company suspends George Jensen with pay; announcement discloses an <u>ongoing</u> investigation by the Audit Committee into inappropriate posts by Jensen on an internet message board**

- Oct. 14, 2011: George Jensen resigns and the Company incurs over <u>$500,000 in severance payments,</u> which included 50,000 unvested shares awarded on Sept. 27, 2011

SAVE BELIEVES LACK OF BOARD OVERSIGHT AND POOR COMMITTEE FUNCTIONING DURING THIS TIME LED TO A PUBLIC RELATIONS NIGHTMARE AND EXCESSIVE PAYMENTS TO THE FORMER CEO



Reactionary Measures and Poor Alignment with Shareholders

- Appointed one new Board member after SAVE nominated directors (Albin Moschner)

- Re-nominated outside corporate counsel and then withdrew his nomination after SAVE filed preliminary proxy statement

- After serving for only 3 months, the Company did not re-nominate Steve Illes to the Board. Illes was Board member most aligned with shareholders, owning 708,946* shares

- The Company has instead nominated 2 individuals who own a combined 200 shares

- **SAVE's Nominees are committed to purchasing over $1,000,000 of USAT stock if elected**

- **SAVE believes the Board has no coherent plan regarding its own recruitment and retention and that its interests are not properly aligned with shareholders**

(*) Includes 10,000 shares issued to Mr. Illes as a non-employee director of the Company as of April 1, 2012 which vest or vested as follows: 3,333 shares on April 1, 2012, 3,333 shares on April 1, 2013 and 3,334 shares on April 1, 2014. Includes 126 shares underlying Series A Convertible Preferred Stock, and 34,420 shares of common stock underlying common stock warrants.



Legal Matters

- Douglas Lurio, the Company's outside corporate counsel, sits on the Board

- SAVE believes this presents a significant conflict of interest

- SAVE knows of no other publicly listed companies that currently use Lurio + Associates

- Company also retains other outside counsel / large firms

- Company sues largest shareholder

SAVE BELIEVES USAT SHOULD MAKE REDUCTION OF SHAREHOLDER MONEY SPENT ON LEGAL FEES A PRIORITY



Cashless is a Commodity

SAVE's View of USAT Today:

Cashless focused company offering a commodity card reader product with technologically inferior hardware and implementing a low ROI JumpStart strategy

SAVE's Vision for USAT Tomorrow:

Innovative customer-centric company with state-of-the art technology pursuing a high ROI JumpStart strategy with value added services using data to boost customer profitability

KEY MARKET TRENDS

- Global shipments of intelligent vending machines are forecasted to grow at a 49% CAGR from 2010 to 2016, reaching around 2 million units with both the new and retrofit markets combined.

- Top food and beverage companies are taking the lead, currently testing advanced technologies, such as mobile payments, card readers, digital signage and user interactivity.

- Increased regulation is a key driver, including government mandated nutrition labeling (North America) and improved energy efficiency (APAC), which is being addressed by the adoption of LCD displays and telemetry, respectively.

- Cashless payment via mobile phones with near-field communication is expected to increase sales per transaction, especially for high-end products, like smartphones and portable media players.

- To be viable in the marketplace, vending operators need to increase efficiencies by implementing better route management and operational procedures, using human resources more cost-effectively, and improving machine maintenance procedures.

Source: Intel Intelligent Vending Industry Report by
 Frost & Sullivan Research Services



SAVE Believes Window of Opportunity is Shrinking

SAVE Believes:

- Technology is rapidly changing the vending industry

- USAT's window of opportunity is shrinking

- Upstarts with less capital are applying competitive pressure

  o On March 13, 2012, Cantaloupe Systems announced that "Midlantic Vending Services of Moorestown, NJ is replacing 300 USA Technology cashless readers with Cantaloupe Seed Cashless, and installing wireless Seed devices in 1,000 vending machines…Based on initial tests, Midlantic is expecting a 40 percent lift in sales per machine and greater efficiencies with Seed's automated routing and analytics features."

  o **SAVE estimates Cantaloupe invested less than $15 million to get to 70,000 connections**

  o In the **two years** since it launched, Apriva's Apriva Vend™ cashless payment solution has captured a significant customer base. According to Apriva, Apriva Vend™ experienced strong adoption rates during the quarter ended September 30, 2011, as activations grew approximately **24%** compared to the previous quarter. USAT's connections grew approximately 8.4% over that same time period.

- Large companies such as Intel, Oracle, Accenture, Samsung, Cisco, Kraft, Pepsi and Coke are all entering this space








Defending USAT's Intellectual Property

"The Company believes that one or more of its patents, including U.S. Patent No. 6,505,095 entitled "System for providing remote audit, cashless payment, and interactive transaction capabilities in a vending machine" and U.S. Patent No. 7.131.575 entitled "MDB Transaction String Effectuated Cashless Vending", are important in protecting its intellectual property used in its e-Port® control system targeted to the vending industry. The aforesaid patent expires in July 2021. "

  o June 30, 2011 10-K

SAVE BELIEVES COMPANY NEEDS TO TAKE MORE AFFIRMATIVE STEPS TO DEFEND ITS INTELLECTUAL PROPERTY AGAINST POTENTIAL INFRINGEMENT FROM COMPETITORS LIKE CANTALOUPE SYSTEMS AND APRIVA



Lack of Vision

- SAVE urges shareholders to review past forecasts made by the current management team in FY 2012

- The Company has not presented a technology roadmap

- The Company apparently sees the opportunity as cashless transactions

NEW INITIATIVES APPEAR LIMITED TO PREPAID LOYALTY AND INTERACTIVE MEDIA



Conclusion: A New Direction is Needed

- Stock Performance

- Operating Performance

- Potential Harmful Dilution

- Governance Issues

- Lack of Vision

- Competitive Industry Landscape



Value Creation is in the Network

Transform USAT from a commodity cashless hardware provider into an innovative leader supplying customers with cashless payment solutions, vending route management, and other value-added services

Brands → **Operators** → **Consumers**



Overcoming Obstacles &
Current Industry Dynamics for USAT Transformation

SAVE Believes Obstacles Are:

Lack of vision; cashless, hardware commodity

USAT Board lack of industry expertise reduces credibility with stakeholders

Significant cash burn, structural issues and perquisites

JumpStart ROI demonstrates lack of sound business model

Competitive & industry dynamics are creating sea change – competition is mounting from smaller technology suppliers and larger new entrants (e.g. Intel)

SAVE's Solution Is:

Bold, compelling services-based solutions with focus on data and network

Highly-qualified Board nominees with deep functional expertise and industry experience (including vending)

Reward and align employees with shareholders through pay-for-performance; drive customer-centric and innovative culture

Lower hardware cost, improve transaction processing profitability, accelerate ROI and reduce cost of capital

To instill confidence with customers and industry participants, SAVE believes a "burning imperative" is required with a new direction, new Board, added services and new strategic relationships



Moving USAT Forward

- **Part I: Create a new compelling vision and roadmap**

- **Part II: Establish a highly-qualified board ready to hit the ground running on day one**

- **Part III: Reduce operating costs**

- **Part IV: Improve the JumpStart business model**
  - Produce low-cost hardware and increase transaction processing profits
  - Develop vending route management and other value-added services
  - Improve sales, marketing and international distribution
  - Boost customer confidence with clear technology roadmap

- **Part V: Open new markets and invest in profitable growth**
  - Aggressively increase functionality of terminals
  - Develop international distribution
  - Partner with best-in-class companies
  - Protect intellectual property
  - Reduce cost of capital

SHAREHOLDERS SUCCEED WHEN RETURN ON CAPITAL > COST OF CAPITAL



Establish A Highly-Qualified Board

IBM - Pepsi – Frito Lay - Citigroup – Corsidian - Boston Consulting Group - CSFB - Hypercom

Deep Functional Expertise:	John Ioannou	Ajoy Karna	Rodman Reef	Andrew Salisbury	Craig Thomas	Bradley Tirpak	George Wallner
Hardware /Software	✓	✓	✓	✓	✓		✓
Telecommunications			✓	✓	✓	✓	✓
Transaction Processing			✓		✓	✓	✓
Self Serve & Vending	✓	✓		✓		✓	
Sales and Marketing	✓	✓	✓	✓	✓	✓	✓
Operations	✓	✓	✓	✓		✓	✓
Capital Formation and M&A	✓	✓	✓	✓	✓	✓	✓
Financial	✓	✓	✓	✓	✓	✓	✓
Business Process Improvement	✓	✓	✓	✓	✓	✓	✓
International		✓	✓	✓	✓	✓	✓

NOMINEES HAVE BACKGROUNDS IN CRITICAL ASPECTS OF USAT'S OPERATIONS

See pages 55-58 for bios



Reduce Operating Costs

Background:

- Culture: SAVE believes USAT lacks a pay-for-performance culture

- Corporate car allowances

- The Company leases two separate locations in Malvern, PA

- Corporate counsel sits on the board

SAVE's Business Improvement Plan:

- Culture: Implement stock option plan which delivers stock upside <u>deep</u> within the organization to create a culture that aligns employees with shareholders

- Eliminate all corporate cars

- Consolidate two Malvern, PA locations to one

- Provide board compensation only in options

- Economize corporate counsel

SAVE ANTICIPATES SIGNIFICANT COST SAVINGS WHICH CAN BE USED TO PURSUE PROFITABLE INITIATIVES



Improve the JumpStart Business Model

JumpStart Program:

- Approximately 58% of the card readers USAT added in the first nine months of fiscal 2012 were subsidized

- The Company provides the hardware at no upfront cost with no long-term contract

- The average cost of these card readers is approximately $194 before sales commissions

  - With average cost of JumpStart devices plus sales and marketing costs, "Customer Acquisition Cost" is > $194

- Company charges approximately $12-$15 per month for JumpStart rental (ePort EDGE and ePort G-8) versus $7-$10 for non-JumpStart devices

- In the most recent quarter, the Company reported approximately $5.05 in gross margin per connection per month from "Network and Transaction Processing"

- Company does not provide breakage, churn or return data

- Customer Acquisition Cost / Gross Margin = <u>Too Long to achieve an acceptable ROI</u>

SAVE'S NEAR-TERM GOAL IS TO ACCELERATE THE ROI ON JUMPSTART TO <u>UNDER 12 MONTHS</u>

Note: Company charges activation fee of approximately $30



Upgrade Hardware

SAVE Believes:

- Outsourced development results in higher cost manufacturing

- ePort Edge and G8 do not have most current technology

- Higher end services like Google Wallet demand faster communication

- Current device uses 2G networks that will eventually be shut down by AT&T and Verizon (estimated 2016)

- Fed mandating every debit card must have access to two networks (signature debit / pinned debit)

- USAT needs to be ready to address 2013 and 2015 requirements for chip cards

- Competitors have multifunction devices capable of accepting coin, cash, credit cards and two-way NFC

- The Company has not articulated a clear product roadmap

  

UPDATE THE DEVICES USING OFF-THE-SHELF TECHNOLOGY TO ADVANCE USAT TECHNOLOGY



Hardware Improvements

SAVE's New Product Technology Roadmap:

- **ePort Energy 3G**

  - Develop low cost 3G device to replace current 2G Edge device SOON

  - Improve collaboration with existing outsourced manufacturing team to reduce costs

  - SAVE estimates the engineering of this device will cost approximately $150,000 and take about 6 months

  - Cost reduction goal ~ $200 to under $100

- **ePort 3G Mesh**

  - ePort with cellular and WiFi radio to service multiple vending machines using one mobile SIM – lowers telecommunication costs

- **Advanced Device: Code Name "Sweet Betty"**

  - Color screen capable of advanced messaging, advertising, coupons, loyalty programs, video, camera, QR codes, and all mobile wallet applications

  - Capable of the true benefits of NFC and mobile wallets (ISO 18082 vs. ISO 14443)

  - Become Pinned Debit ready for Visa and MasterCard mandated EMV roll out*

SAVE WANTS USAT TO LEAD A REVOLUTION LEVERAGING THE 10 SQUARE INCHES IT OCCUPIES ON THE FRONT OF EACH VENDING MACHINE

- In August 2011 and January 2012, Visa and MasterCard announced that they will be moving to EMV Chip, which means that by 2013 merchant acquirers must accept EMV cards. In 2015, there is a liability shift to companies that are not EMV capable. That means if USAT does not upgrade its existing fleet of 150,000+ connections to accept EMV, USAT will be liable for card fraud on these machines.



Invest In Advanced Devices: "Sweet Betty"

- Develop Higher Function Terminals

  - Color touch screens with the ability to accept pinned debit and meet the needs of new regulations and standards

  - NFC and emerging payments capabilities

  - Ability to communicate offers and process coupons

  - Advertise merchandise and nutritional information

- SAVE believes customers need to see a coherent technology upgrade path to believe they are not investing in technology that will become obsolete

SAVE'S BUSINESS PLAN IS TO TURN USAT'S 10 SQUARE INCHES ON THE FRONT OF EACH VENDING MACHINE INTO A STRATEGIC ASSET



Improve Transaction Processing Profits

SAVE's Business Improvement Plan:

- SAVE intends to recruit a qualified executive with small ticket transaction experience to become VP, Transaction Processing

- Benchmark and analyze every transaction to reduce chargebacks and identify transaction processing issues with off-the-shelf software

- Aggregate micro payments from one customer to a single larger transaction to achieve lower processing costs (like iTunes)

- Explore taking balance sheet risk on some transactions to qualify for lower interchange rates (average transaction is $1.65)

- Push Visa and MasterCard to get new vending interchange code

- Develop least cost routing of debit transactions (Visa, Plus, NYCE, Cirrus, STAR, Interlink, etc.)

  o "Sweet Betty" with PIN pad that directs to the low-cost network

- Estimated cost savings are at least $500,000 per year.

SAVE'S GOAL IS TO START SAVING MONEY IN THE TRANSACTION PROCESSING SEGMENT BY MONTH THREE AND MAKE A PROFIT BY MONTH NINE

SAVE

Analyze Every Transaction

- Upgrade senior management with new hires
- Benchmark and analyze every transaction
- Convert payments into a strategic asset
- Goal is to become the lowest cost payment processor in industry



Vending Machine #434
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Monthly Card Sales

"…navigating the payment-card processing system can be an overwhelming and costly burden. With fees tacked on by as many as 12 intermediaries…" Wall Street Journal



Cashless Alone is Not a High Value Proposition

- Average machine generates $6,000 per year and average vend is $1.75*

- Northland estimates average vending machine has approximately 3,400 vends per year or 280 vends per month

- SAVE estimates approximately 33% of transactions are cashless

- USAT charges up to approximately $10 in service fees a month / 92 cashless vends = .11 a transaction

- USAT charges up to 5.95% transaction fee = .10 per transaction

- Cost to operator = .21 for a cashless transaction

- Northland estimates vending operators currently have 2-3% net margins*

- **CONCLUSION: CASHLESS ALONE IS NOT A HIGH VALUE PROPOSITION**

* Industry estimates contained in Northland Securities Analyst report dated 5/25/2011



Vending Route Management Creates Value



SAVE Nominee John Ioannou was President of Next Generation Vending, LLC, operator with 200 Routes and 25,000 vending machines

Item	Traditional (April 2009)	Online (March 2010)	Percent Change	Benefit
Routes	13	6	-53.8 %	Eliminate 7 Routes
Average Route Services / Week	114	174	+ 52.6 %	Service 60 more machines/route/week
Average Collection / Location	$154	$195	+ 26.6 %	Increase $41 per location
Average Collection / Machine	$78	$104	+ 33.3 %	Increase $26 per machine
Average Route Sales / Week	$8,876	$18,055	+ 103.4%	Increase $9,179 per week
% Product Out of Stock	7.1%	1.4%	- 80.3%	5.7% decrease in product out of stock

Source: Crane Investor Presentation - 2011



Vending Route Management is a <u>Necessity</u>

<u>SAVE Believes:</u>

- Vending operators need a complete end-to-end solution that includes route management, remote monitoring, pre-kitting, merchandising and cashless to improve machine sales, reduce expenses and eliminate cash leakage from route

<u>SAVE's Business Improvement Plan:</u>

- Build, partner or buy cloud based vending route management software (SaaS) platform based on time to market, competitive SWOT analysis and cost/benefit of delivering complete solution

Benefits

Benefit	Typical Profit Opportunity
Cash Accounting	Prevent 1 to 3% cash "leakage" typical of a machine
Pre-kitting	25% route reduction through optimal packing of bins for each machine at the warehouse
Merchandising	15% increase in same machine sale due to tracking "item level" sales – right products at right location to maximize profit
Dynamic scheduling	20% route consolidation – driver services machines only when needed based on pre-set threshold
Reduced stockouts and out of orders	5% increase in same machine sales

Source: Automatic Merchandiser April 2009



Develop Other Value-Added Services

Cashless

Cashless enables a machine to accept a credit card and SAVE believes is rapidly becoming a commodity service

Route Management

Vending Route Management can reduce the number of routes and increase the average sales per route for customers, increasing ROI

Warehouse Automation

Data can allow each operator to pre-kit shipments individualized for each machine to reduce truck inventories and drivers' physical labor

SAVE BELIEVES USAT'S CASHLESS ONLY PRODUCT BECOMING A COMMODITY



Improve Sales, Distribution & Marketing

Background of Sales and Distribution:

- Company goes to market with a direct sales force to ~3,000 existing clients

- Company has not announced a significant contract with a major bottler in FY 2012

- Limited web-based fulfillment

- Limited distributors

SAVE's Business Improvement Plan:

- Focus sales force on key accounts

- Integrate an internal call center with sales management to service smaller accounts

- Launch an effective web store with sales tools like ROI calculators

- Recruit distributors that currently sell and service vending machines

- Develop new alliances for enhanced value propositions for customers



Micro markets
- Avanti
- 365 Retail

Machine Distributors
- Vendor's Exchange
- Betson's

Managed Service Providers
- Best Vendors
- Universal



Improve Sales, Distribution & Marketing

Background Marketing:

- USAT was not a sponsor of the 2012 NAMA Trade Show

- Apriva, BofA and Cantaloupe Systems sponsored a technology panel

- SAVE believes USAT has no significant on-line marketing presence in paid search or industry webzines

SAVE's Business Improvement Plan:

- Become the leading innovator in cashless and using data to optimize routes. Leverage the card reader's visibility to deliver marketing and sales service

- Use social media and paid search and advertising in on-line trade webzines

- Webinars and CEO-led regional seminars

- Showcase installations



Invest in International Growth

SAVE Believes:

- According to a report by Global Industry Analysts, Inc., the worldwide installed base of vending machines is expected to reach 35 million units by 2015

- The Company does not offer ePort products internationally except in Canada

- Cashless adoption ahead of U.S. in developed economies

- Processing costs are lower in international markets

SAVE's Business Improvement Plan:

- Move region by region

- Establish a regional distributor, partner or office

- Rationalize international distribution program

SAVE's GOAL IS TO LAUNCH ONE MARKET IN H1 2013 THEN ONE <u>NEW MARKET EVERY 6 MONTHS</u>



Protect Intellectual Property

Background:

- Company has 79 patents and more than 10 pending

- Company has not disclosed any ongoing patent enforcement litigation

- Cantaloupe Systems and Apriva are growing placements quickly

- Company has not meaningfully developed and expanded its patent portfolio internationally

SAVE's Business Improvement Plan:

- Review current intellectual property enforcement strategy

- Develop a cross-licensing strategy and licensing revenues

- Expand key patents in portfolio to key international markets

- Have customers sign non-reverse engineering agreements



Reduce the Cost of Capital

Cost of Capital:


Cost of Capital =   Net / Gross Cash



Gross Cash
- Underwriting / Placement Fees
- <u>Black Scholes Warrant Value</u>
Net Value Received


SAVE believes new leadership will bring credibility, which SAVE believes can lead to a lower cost of capital

COMPANY OBTAINED A COMMITMENT ON A $3 MILLION SECURED CREDIT LINE BUT HAS NOT DISCLOSED THE INTEREST RATE OR SECURITY TERMS

SHAREHOLDERS SUCCEED WHEN RETURN ON CAPITAL > COST OF CAPITAL



Conclusion: Fix and Grow the Business

Lower Customer Acquisition Cost

- ❑ Develop low-cost hardware

- ❑ Reduce cost of customer acquisition with web marketing and fulfillment

- ❑ Low cost internal call center

- ❑ Large clients and distribution partners

Improve Profitability

- ❑ Improve profitability in transaction processing

- ❑ Develop value added services like Vending Route Management

- ❑ Generate licensing revenues from key patents

- ❑ Develop international distribution

- ❑ Turn vending machines into selling machines



Conclusion: Moving USAT Forward

- **Part I: Create a new compelling vision and roadmap**

- **Part II: Establish a highly-qualified board ready to hit the ground running on day one**

- **Part III: Reduce operating costs**

- **Part IV: Improve the JumpStart business model**

  - Produce low-cost hardware and increase transaction processing profits
  - Develop vending route management and other value-added services
  - Improve sales, marketing and international distribution
  - Boost customer confidence with clear technology road map

- **Part V: Open new markets and invest in profitable growth**

  - Aggressively increase functionality of terminals
  - Develop international distribution
  - Partner with best-in-class companies
  - Protect intellectual property
  - Reduce cost of capital



SAVE's Business Improvement Plan: Summary of Key Strategy Elements

Profitability

Fix Cost Structure and Align Incentives

New Hardware and Profitable Transactions

Enhanced Customer Experience

Strong Customer & Execution-Oriented Culture



SAVE

The Role of the New Board

The Role of the New Board:

- Hire premier CEO and management team
- Develop and approve strategy and allocation of capital
- Set goals and use incentives to align management with shareholders
- Evaluate performance and demand accountability

➢ The Current CEO's contract expires on January 1, 2013. The role of the new Board will be to evaluate all qualified candidates and choose the best person to lead the Company



SAVE vs. USAT Nominees

SAVE's Nominees

George Wallner, Hypercom, Roam Data

Rodman K. Reef, Citishare, NYCE, Maestro, Electronic Funds Transfer Association (EFTA)

John Ioannou, Next Generation Vending, IBM

Ajoy Karna, PepsiCo & Frito-Lay

Andrew Salisbury, Corsidian

Bradley Tirpak, SAVE, CSFB

Craig Thomas, SAVE, The Boston Consulting Group

USAT Slate

Steven Herbert, current Chairman & CEO, former COO

Jack Price

Steve Barnhart, CFO Bally Total Fitness

Joel Brooks, CFO of Senesco Technologies, a biotechnology company

Deborah Arnold, Grameen Technology Center

Frank Petito, Orbitz

Albin Moschner

William Reilly, Jr., Independent Consultant

William Schoch, Western Payments Alliance, a non-profit payments association



SAVE's Experienced Nominees

- **George Wallner (Age 61)** founded Hypercom Corporation, a global payments technology provider, and served in various positions, including Chief Executive Officer, Chairman, Chief Technology Officer and Chief Strategy Officer, from its inception in 1978 until 2003. Mr. Wallner has owned and served as principal of Atlantitech, LLC, a developer and provider of a wide range of technology solutions, since 2004. From August 2009 to January 2012, Mr. Wallner served as a technical advisor to Roam Data, Inc., a provider of smart-phone based electronic payments technology and services. We believe that Mr. Wallner's extensive industry knowledge, experience in bringing technology to market, development of point-of-sale hardware and transaction processing experience will give him unique insight into the Company's needs and challenges.

- **Rodman K. Reef (Age 64)** has been Managing Principal of Reef Karson Consulting, LLC, a consulting firm specializing in the global payment business, since December 2008. From January 1988 to November 2008, Mr. Reef was Chairman and Chief Executive Officer of Citishare Corporation, a subsidiary of Citigroup Inc. engaged in the retail electronic payments business. Mr. Reef has participated in the boards and advisory committees of several U.S. and global payment businesses, including NYCE (where he was a member of the board committee that conducted the sale process for the company), Visa, MasterCard's and Europay's Maestro, a global PIN POS system, and The Clearing House's Payments Company. He was also a board member of the Electronic Funds Transfer Association, a payments industry trade association. Mr. Reef holds a B.S. degree in electrical engineering and an M.S. degree in electrical engineering and computer science from Columbia University's Fu Foundation School of Engineering and Applied Science. We believe that Mr. Reef's extensive experience in the payment industry , including his high volume transaction processing experience in the credit card industry, and technology background will give him unique insight into the Company's needs and challenges.



SAVE's Experienced Nominees

- **John S. Ioannou (Age 56)** has served as President and Senior Managing Director of SCFGlobal Management LLC, a specialty finance holding company ("SCFGlobal"), since July 2011. From January 2011 to March 2011, Mr. Ioannou served as an advisor to SCFGlobal. Mr. Ioannou has also served as an advisor to Mycell Technologies, a nanotechnology company ("Mycell"), since July 2011. From March 2011 to July 2011, Mr. Ioannou served as President of Mycell. Mr. Ioannou served as President of Next Generation Vending, LLC (f/k/a Next Generation Vending and Food Service, Inc.), a leader in vending services for the Northeast region ("Next Generation Vending"), from October 2007 to December 2010. Prior to joining Next Generation Vending, Mr. Ioannou served as Vice President, New Ventures at The Turbon Group, a global manufacturer and distributor of aftermarket imaging supplies, from June 2004 to October 2007. Earlier in his career, Mr. Ioannou spent 14 years at IBM in a variety of management positions. Mr. Ioannou received a B.S. in Management from St. Peter's College.   We believe that Mr. Iannou's deep industry knowledge in the vending industry, experience building a growth company and extensive technology background will give him vita insight into the Company's needs and challenges.

- **Ajoy H. Karna (Age 45)** has been an independent financial consultant since February 2012. From 2001 to 2012, Mr. Karna served in various senior-level finance and strategic capacities at PepsiCo, Inc. ("PepsiCo"), a global food and beverage leader, including Senior Vice President, Finance of Frito Lay, Inc. from February 2009 to February 2012 and Senior Vice President, Mergers and Acquisitions at PepsiCo Corporate from November 2006 to February 2009. Prior to PepsiCo, Mr. Karna held various senior management and finance positions at The Quaker Oats Company from 1992 until its acquisition by PepsiCo in 2001. Mr. Karna received a B.S. in Business Administration from Georgetown University and a Master of Management from the J.L. Kellogg Graduate School of Management, Northwestern University. We believe that Mr. Karna's broad strategic and operating finance experience in the food and beverage industry, including vending experience, as well as his capital markets experience, will enable him to provide the Company with critical perspectives and advice on the industry in which the Company operates and on potential strategic opportunities.

- **Andrew Salisbury (Age 46)** has been the Chief Executive Officer of Videlica since January 2012. Videlica delivers new technologies to improve the consumer experience at large corporations. From June 2000 until its sale to Aspect Software, Inc. in July 2011, Mr. Salisbury was Chief Executive Officer of Corsidian (f/k/a Manta Systems), which was one of the largest distributors of customer contact solutions in Latin America. We believe that Mr. Salisbury's sales leadership experience and experience in building a profitable growth company in international markets will give him a vital insight into the Company's needs and challenges.



SAVE's Experienced Nominees

- **Craig W. Thomas (Age 37)** co-founded and has served as a managing member of Shareholder Advocates for Value Enhancement, an organization dedicated to enhancing long-term value for shareholders, and its related funds since October 2009. Since October 2008, he has also served as managing member of KC Trading Partners, an investment firm. From 2003 to 2008, Mr. Thomas held various positions at S.A.C. Capital Advisors, LLC, an investment management firm, including director of research from 2007 to 2008 and portfolio manager from 2004 to 2007. Mr. Thomas has served on the board of directors of Direct Insite Corp., a provider of on-demand accounts payable and receivable solutions, since May 2011 and previously served on the boards of directors of Laureate Education, Inc., a leading international provider of higher education, from June 2007 to July 2008, and WCI Communities, Inc., a fully integrated homebuilding and real estate services company, from August 2007 to February 2008. Prior to earning his M.B.A. at The Graduate School of Business at Stanford University, Mr. Thomas held roles at Goff Moore Strategic Partners, LP and Rainwater Inc. from 1999 to 2001 and at The Boston Consulting Group from 1997 to 1999. We believe that Mr. Thomas' extensive investment experience and service on the boards of public companies will enable him to assist in the effective oversight of the Company.

- **Bradley M. Tirpak (Age 42)** co-founded and has served as a managing member of Shareholder Advocates for Value Enhancement, an organization dedicated to enhancing long-term value for shareholders, and its related funds since October 2009. He has been a self-employed investor who manages a portfolio of equities, fixed income and private equity investments since 2008. In 2008, Mr. Tirpak was a Senior Vice President at Chilton Investment Company in London. From 2003 to 2007, Mr. Tirpak was a Portfolio Manager at Sigma Capital Management, managing an equity portfolio within a large multi-strategy investment fund, affiliated with S.A.C. Capital Advisors, L.P. From 2000 to 2003, Mr. Tirpak was a Portfolio Manager at Caxton Associates. From 1997 to 2000, Mr. Tirpak was an analyst and then Vice President at Credit Suisse First Boston. From 1993 to 1996, Mr. Tirpak was the founder and president of Access Telecom, Inc. and Grupo Access de Mexico S.A. de C.V., telecommunications companies. Mr. Tirpak served on the Board of Directors of USAT from February 2010 until March 2012 and was a member of the Company's Nominating Committee during that period. Mr. Tirpak holds a B.S.M.E. from Tufts University and an M.B.A. from Georgetown University. We believe that Mr. Tirpak's extensive knowledge of the Company will enable him to assist in the effective oversight of the Company.



- This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or the particular need of any specific person who reads this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein are those of Shareholder Advocates for Value Enhancement (SAVE) and are based on or derived from publicly available information. Certain financial information and data used herein have been obtained or derived from filings made with the Securities and Exchange Commission (SEC) by USA Technologies, Inc. (USAT) and other public sources.

- SAVE has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by USAT or from any third-party source.

- Except for the historical information contained in this presentation, this presentation, including the analyses and views of SAVE contained herein, include forward-looking statements with respect to, among other things, the operating performance of USAT. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of USAT. SAVE's views and these forward-looking statements are based solely on publicly available information and on various assumptions that are inherently subject to significant economic, competitive and other risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect SAVE's nominees to USAT's board of directors, the ability of SAVE's nominees to influence management of USAT and to improve the operating performance of USAT, and risk factors associated with the business of USAT, as described in USAT's 10-K for the fiscal year ended June 30, 2011, and in other periodic reports of USAT, which are available at no charge at the website of the SEC at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. SAVE recognizes that there may be confidential information in the possession of USAT that could lead USAT to disagree with SAVE's conclusions. Other shareholders or potential shareholders of USAT should make their own determination concerning an investment in USAT. SAVE reserves the right to change any of its views expressed herein at any time as it deems appropriate. SAVE disclaims any obligations to update the information contained herein, except as may be required by law.

- There is no assurance or guarantee with respect to the prices at which any securities of USAT will trade, and such securities may not trade at prices that may be implied herein. The estimates and projections set forth herein are based on assumptions that SAVE believes to be reasonable but there can be no assurance or guarantee that actual results or performance of USAT will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

- Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.



Cost Per Device Calculation

- From the Company's 10-Q for period ended 3/31/2012:
  - Consolidated Statements of Cash Flows "Reclass of inventory to fixed assets for rental units" is $3,282,512
  - SAVE believes that this line reflects the cost of units in the JumpStart program

- From the Company's FY 2012 10-Q's:
  - Period ended 9/30/2011 – "During the quarter ended September 30, 2011, the Company added approximately 10,000 connections to our network… The Jump Start Program units represented approximately 60% …" **SAVE estimates 6,000 units were JumpStart**.
  - Period ended 12/31/2011 – "During the quarter ended December 31, 2011, the Company added approximately 7,000 connections to our network... The Jump Start Program units represented approximately 70% …" **SAVE estimates 4,900 units were JumpStart.**
  - Period ended 3/31/2012 – "During the quarter ended March 31, 2012, the Company added approximately 12,000 connections to our network... The Jump Start Program units represented approximately 50%..." **SAVE estimates 6,000 units were JumpStart.**

- Calculation of cost per unit:
  - 6,000 units from Q1 2012 + 4,900 units from Q2 2012 + 6,000 units from Q3 2012 = 16,900
  - **$3,282,512 divided by 16,900 units = $194.23**



EnergyMisers

- **SAVE believes EnergyMisers are heavily subsidized**
  - Tuscon Electric provides $100 rebate
  - The City of Palo Alto provides a $90 rebate
  - The City of Chula Vista provides $95 – $125 rebate
  - NStar offers a $75 debate

- **Average sales price of $100 per device**

- **"Utility Turnkey Programs provide utility customers with VendingMisers®, CoolerMisers™, and/or SnackMisers™ with installation, at no cost."**

- **New vending machines are more efficient: Crane says their new machines are twice as energy efficient as machines made just 5 years ago.**



Shareholder Advocates for Value Enhancement

USA Technologies, Inc. (NASDAQ: USAT)

www.SAVEUSAT.com

Business Improvement Plan

Moving USAT Forward